SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2004

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82

On October 27, 2004. Fresenius Medical Care AG issued a press release disclosing that its wholly owned subsidiaries, Fresenius Medical Care Holdings, Inc. and Spectra Renal Management, received on October 26 subpoenas from the U.S. Department of Justice, Eastern District of New York.

A copy of the company’s press release is attached as Exhibit 99-1.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: October 27, 2004

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chief Executive Officer and Chairman of the Management Board

By:	/s/ LAWRENCE ROSEN

Name: Lawrence Rosen
Title: Chief Financial Officer